UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, $0.001 par value per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

July 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. G47048 106	SCHEDULE 13D	Page 2 of 5

1.	NAME OF REPORTING PERSON: Huang Jianjun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[1]
14.	TYPE OF REPORTING PERSON IN

[1]

Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023.

CUSIP No. G47048 106	SCHEDULE 13D	Page 3 of 5

1.	NAME OF REPORTING PERSON: Marine Central Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,564,103 Class A ordinary shares
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 2,564,103 Class A ordinary shares
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,564,103 Class A ordinary shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%[2]
14.	TYPE OF REPORTING PERSON CO

[2]	Percentage calculated based on 45,011,230 Class A ordinary shares outstanding as of as of March 31, 2023, as reported in the Issuer’s Form 20-F filed with the SEC on May 11, 2023.

CUSIP No. G47048 106	SCHEDULE 13D	Page 4 of 5

This Schedule 13D/A amends the Schedule 13D filed by Huang Jianjun and Marine Central Limited (collectively, the “Reporting Persons”) on December 22, 2022 (the “Original Schedule 13D”), relating to Class A ordinary shares, par value $0.001 per share (the “Class A Ordinary Shares”), of iClick Interactive Asia Group Limited, a company incorporated in the Cayman Islands (the “Issuer”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect as to the Reporting Persons. Capitalized terms used but not defined herein shall have the meaning set forth in the Original Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 in the Original Schedule 13D is amended and supplemented by inserting the following:

On July 6, 2023, the Buyer Group communicated its willingness to increase the cash consideration in the Proposal from US$4.0672 per ADS to US$4.08 per ADS, to the special committee of the Issuer’s board of directors formed in connection with the Proposal.

CUSIP No. G47048 106	SCHEDULE 13D	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2023	Huang Jianjun

/s/ Huang Jianjun
Huang Jianjun

Marine Central limited

	By:	/s/ Huang Jianjun
	Name:	Huang Jianjun
	Title:	Director